Exhibit 5.1

[Letterhead of Sullivan & Cromwell LLP]

October 28, 2026

The Bank of New York Mellon Corporation,

240 Greenwich Street

New York, NY 10286

Ladies and Gentlemen:

In connection with the registration by The Bank of New York Mellon Corporation, a Delaware corporation (the “Company”), under the Securities Act of 1933 (the “Act”) of 1,250,000 depositary shares (the “Depositary Shares”), each representing a 1/100th interest in one share of the Company’s Series O Noncumulative Perpetual Preferred Stock, with a liquidation preference of $100,000 per share (the “Preferred Stock”), evidenced by depositary receipts (the “Depositary Receipts”) issued pursuant to the Deposit Agreement, dated October 28, 2026 (the “Deposit Agreement”), among the Company, Computershare Inc. and Computershare Trust Company, N.A., jointly as depositary (the “Depositary”), and the holders from time to time of the Depositary Receipts, we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, it is our opinion that the Preferred Stock has been validly issued and is fully paid and nonassessable, and the Depositary Receipts evidencing the Depositary Shares have been validly issued and entitle the holders thereof to the rights specified in the Depositary Receipts and the Deposit Agreement, in each case subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

In rendering the foregoing opinion, we are not passing upon, and assume no responsibility for, any disclosure in any registration statement or any related prospectus or other offering material relating to the offer and sale of the Depositary Shares.

The Bank of New York Mellon Corporation	-2-

The foregoing opinion is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

We have relied as to certain matters on factual information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the certificate evidencing the Preferred Stock has been deposited with the Depositary in accordance with the Deposit Agreement, that the Deposit Agreement has been duly authorized, executed and delivered by the Depositary, that the certificate for the Preferred Stock conforms to the specimen thereof examined by us and has been duly countersigned by a transfer agent and duly registered by a registrar for the Preferred Stock, that the certificate evidencing the Depositary Receipts conforms to the specimen thereof examined by us and has been duly registered by the Depositary, that the Depositary Receipts have been duly executed and delivered by one of the Depositary’s authorized officers and, if necessary, have been duly countersigned by the registrar for the Depositary Shares, and that the signatures on all documents examined by us are genuine, assumptions which we have not independently verified.

We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K to be filed by the Company on the date hereof and its incorporation by reference into the Registration Statement relating to the Depositary Shares (File No. 333-282710) and to the reference to us under the caption “Validity of the Securities” in the Prospectus Supplement relating to the Depositary Shares and the Preferred Stock, dated October 19, 2026, which is part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP